Exhibit 99.1
Disclosure of Payments by Resource Extraction Issuer

Introductory note: The payment information disclosed below is reported at the entity level in accordance with paragraph (4) of the instructions to Item 2.01.

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, made for each project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals
Total amount: $37,000,000

Payment Type: Federal income taxes paid at the entity level to the U.S. federal government. The total amount includes taxes paid by consolidated subsidiaries that derive a portion of their income from “commercial development of oil, natural gas, or minerals” as defined in Rule 13q-1 of the Securities Exchange Act; the amount reported represents the total income taxes paid by such subsidiaries; therefore, the total amount includes taxes on income derived from activities other than “commercial development of oil, natural gas, or minerals.”

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, for all projects made to each government	See above
The total amounts of the payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD	See above
The currency used to make the payments	U.S. dollars
The fiscal year in which the payments were made	Year ended December 31, 2024
The governments (including any foreign government or the Federal Government) that received the payments and the country in which each such government is located	U.S. federal government
The particular resource that is the subject of commercial development	Oil and natural gas
The method of extraction used in the project	Wells